6 May 2008
EDGAR Submission Type—CORRESP
Non-Public Filing
Mr. Michael Moran
Accounting Branch Chief
Mr. Milwood Hobbs
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Dover Saddlery, Inc.
Commission File No. 0-51624
Annual Report for fiscal year ended December 31, 2007 (“Report”)
Dear Messrs. Moran and Hobbs:
This correspondence responds to your letter dated 22 April 2008 addressed to Mr. Stephen L. Day, President and Chief Executive Officer of Dover Saddlery, Inc., a Delaware corporation and reporting registrant in the Report (the “Company” or “Dover”). It is submitted via EDGAR pursuant to Section 101(a) of Regulation S-T as a non-public filing,
Form 10-K for the Fiscal Year Ended December 31, 2007
1.	Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

The Company provides the responses herein to the Commission Staff’s comments in a good faith effort to assist the Staff in better understanding the Company’s business.

Where indicated, the Company is willing to revise certain disclosures in future periodic reports to be filed with the Commission; provided that, nothing herein shall be construed as an acknowledgment by the Company that its Report is incomplete or inaccurate, or should be revised or amended.
The Company, page 2
2.	We note from your disclosure that you offer a comprehensive selection of products which you summarize into three main categories: (1) saddles and tack; (2) specialized apparel; and (3) horse care and stable products. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar product or service. Refer to Item 101(c)(l)(i) of Regulation S-K. Also, revise the notes to your financial statements to provide the disclosure required by paragraph 37 of SFAS 131.

The Company has considered S-K 101(c)(1)(i) and paragraph 37 of SFAS 131 relative to product revenue disclosure, which both state that a company shall report revenues from external customers for each product or group of similar products. The Company notes that all of its products comprise a single group of specialty retail equestrian products, many of which overlap several different sub-groupings, both from the perspective of the consumer, the Company and the industry. As a consequence, revenue disclosure among various specific products or product lines would be confusing or in any event not meaningful to the reader.
Retail Store Locations, page 11
3.	You disclose that there are three primary store format models. Please disclose the store format model for each operating location presented.

The store format models were first developed for new store construction, and are currently under revision to address current local market conditions, which to date have dictated that we depart from the original store format models. All of our new stores to date have been established in existing lease space, as we state in this same section of page 11. The stores opened in existing lease space to date do not clearly fit into one of the specified new construction format models, due to many variables, including the size of the store and the local market conditions. Therefore, we believe it would be confusing for the reader to characterize existing stores in the formats noted.

We acknowledge the potential lack of clarity, and expect to revise the store disclosure language in future filings.
Retail Store Locations, page 11
4.	Please revise your disclosure to include a table of stores opened at the beginning and end of each period presented, new store openings, closings, and conversions each period so that investors can better understand the changes that occur in your store operations and new store activity.

We believe that our disclosure of the number of retail stores (Selected Financial Data) for all periods presented (page 29), together with the accompanying footnote on page 30, listing all new Dover-branded stores during the latest year, and historical narrative on page 31, provides the investor with complete and adequate information on the changes in our store operations and new store activity.

We will clarify all future descriptions of store activity to include our definition of converted stores as “converted to a Dover-branded store” whenever future conversion activities occur.

Item 6. Selected Financial Data, pages 29 and 30
5.	You disclose EBITDA, the non-GAAP measure, in the table and in footnotes (1) and (2) you discuss the manner in which you use it and its limitations. However, you disclose EBITDA is adjusted for non-cash stock-based compensation which is not included in the calculation of EBITDA. Please revise your presentation to remove the non-cash stock-based compensation amount from your calculation of EBITDA, or retitle your non-GAAP measure as “Adjusted EBITDA.” Please revise your disclosure accordingly elsewhere in the filing to address this item.

We acknowledge the staff’s request and will retitle our presentation of this non-GAAP measure as “Adjusted EBITDA” in all future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition end Results of Operations
Cost of Revenues, page 32
Selling, General and Administrative Expenses, page 33
6.	Please explain to us and revise your disclosure to include where you classify the cost of operating your retail stores other than the cost of products sold.

The costs of operating our retail stores primarily include rent and occupancy, labor and wages, and the amortization of store improvements. All such costs are included in SG&A expenses in the consolidated income statement.

We will revise our future disclosures of Selling, General, and Administrative Expenses (page 33) to include the following bullet point:
               - labor and occupancy costs to operate our retail stores
Comparison of Years Ended December 31, 2007 and 2006, page 35
Revenues
7.	You disclose and discuss same store or comparable store sales data and results to explain the business reason for the overall change in total revenues each year. Please explain to us and revise your disclosure to indicate how you determine the stores that are included in arriving at your same store sales information each period. Your revised disclosure should clarify the number of months a store must be open to be included in your calculation of same store or comparable store data. If you include all stores that were open during all of both periods being compared, please state so to help investors understand your calculation of same store date. Please also disclose how you treat relocated, converted remodeled or expanded stores in your same store comparisons each period.

The Company defines our same store sales to include all stores open for a full fifteen months following a grand opening, or conversion to a Dover-branded store.

     We will revise our future disclosures to include our definition of same store sales in our description of revenue in all MD&A presentations.
Liquidity and Capital Resources
Contractual Obligations, page 40
8.	Please revise your disclosure to provide the amount of scheduled or estimated interest payments for each period on the revolving credit facility and the senior subordinated notes. Because disclosures in the table are aimed at increasing the transparency of cash flows, we believe the amount of expected interest payments should be included. Please also disclose any assumptions used to estimate future interest payments. Refer to Item 303(a)(5) of Regulation S-K.

We will revise any future disclosure of Contractual Obligations to include footnote disclosure of scheduled interest payments for our senior subordinated notes (note 3), and the actual interest rate applicable to our revolving credit facility (note 2). Under the revolving credit facility, the principal balance varies based upon seasonality and the operational requirements of the Company, and the expected future interest payments for our revolving credit facility are therefore not determinable. The additional disclosure would appear as follows:
     (2) Interest is payable monthly at the variable base rate, announced from time to time by the bank, plus an applicable margin determined by the Company’s funded debt ratio. As of December 31, 2007, the outstanding revolver balance was $6.3 million and the applicable interest rate was 7.00%.
     (3) Interest accrues at an annual rate of 14%, of which 12% is payable quarterly in arrears. The remaining 2% per annum is deferrable, and if deferred, shall be compounded and due in full on December 11, 2012. Minimum annual interest payments are $0.5 in 2008, $0.6 in 2009 through 2012, as well as $0.7 of deferred interest due in full in 2012.
We also note that under Item 303 (d), of amended Regulation S-K, Dover as a smaller reporting company is not required to provide tabular disclosure of contractual obligations.

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 49
9.	Based on your disclosure on page 51, it appears you have reclassified cash overdrafts to short-term borrowings on your balance sheets. Please tell us how you have treated cash overdrafts in your consolidated statements of cash flows. We generally expect activity in cash overdrafts to be presented as financing cash flows. If this is not the case, please tell us the basis in GAAP for your treatment.

We classify our checks not yet presented, or cash overdrafts, as short-term liabilities on the balance sheet. Those balances represent normal operating disbursements for inventory purchases and other daily operational expenses of the enterprise. In the event the Company had elected, in its discretion for cash management purposes, not to issue checks for these invoices, the expenditures would have remained posted as a balance sheet accounts payable, and properly classified as a short-term liability. Based upon the nature of these liabilities, which are operational in nature, we classify the resulting change in this current liability as cash flows from operations. Thus, we view treatment for this current liability as cash flows from operations as the most appropriate classification on the consolidated statement of cash flows, given the short-term, operational nature of the underlying expenditures. In order to enhance understanding, we will change the Operating Cash Flow line item label to Accounts payable and un-presented checks.
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Segment Information, page 50
10.	We note your disclosure that the Company views its operations and manages its businesses as one operating segment utilizing a multi-channel distribution strategy. Also, your disclosure on pages 9 through 11 discuss the percentage of revenue you generate annually through the 10 retail stores operated, internet and catalog sales channels. Based on your disclosure regarding fiscal 2007 and the nature of your business, it would appear that you may have more than one reportable segment, particularly when considering that retail stores contributed 25%, and the remaining 75% from direct sales, wherein 32% was contributed by the internet and the other 43% was contributed catalog sales. Please explain to us how you determined that you have only one reportable segment. In this regard, tell us what operating segments you have identified in your business as defined in paragraph 10 of SFAS 131 and the basis you use to aggregate them into one reportable segment to comply with paragraph 17 of SFAS 131. Please support your discussion with quantitative information where necessary and provide us with examples of reports that you prepare and use to manage your business. For example, explain to us and provide support as to why you believe that long-term gross margin trends are the same for your principal sources, retail stores, internet and direct sales.

Management reports the financial statements of the Company by utilizing a single operating segment approach. The Company believes that this single segment reporting accurately reflects the way the chief decision-maker manages the business and adequately highlights the critical risks and opportunities viewed by management. In addition, this single segment reporting enables the financial statement user to understand the performance of the Company, assess its prospects for future net cash flows, and make informed judgments about the Company as a whole. The presentation of financial information is consistent with the Company’s internal organization and mirrors management’s analysis and use of operating information.
In order to maximize revenues, executive management has decided to use two primary market channels, direct and retail, that are served by a unitary operations and corporate structure. The direct market channel is comprised of orders received from the internet as well as catalog orders received by telephone and mail. The retail market channel consists of sales to customers at the Company’s retail stores.

The Company utilizes these market channels as a means to maximize its overall market share and customer base. Each market channel provides the same products to the same class of customers at a consistent sales price. Accordingly, the gross profit margins per market channel do not materially vary, and many customers place orders through more than one channel. All merchandise is purchased directly from vendors and maintained at the Company’s warehouse for distribution to either direct purchasers or retail stores. Inventory at the warehouse is not segregated, maintained or specifically identified based on market channel. The Company purchases merchandise based on product popularity and customer demand. At the time of purchase the merchandise is not designated for use in any one particular channel. As a result of our corporate multi-channel marketing strategy, we believe that long-term gross margin trends will remain the same for direct and retail market channels.

Statement 131, paragraph 10 defines an “operating segment” as a component of a business enterprise that has each of the three following characteristics:
A.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

B.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

C.	For which discrete financial information is available.
Management’s single segment conclusion is driven by criterion B. The critical success factors in which management evaluates its operations includes net revenue, gross profit margin, net income, cash flow from operations and capital expenditures. Management evaluates the Company’s financial position based on the cash, total assets and total long term liabilities balances. Of these eight critical factors, net revenue is the only factor specific to direct and retail market channels. This information is limited to the CEO and the management team, who use it to evaluate demand stimulated by the Company’s overall marketing strategy, rather than to make operational decisions or to allocate resources. Management does not evaluate or monitor the remaining seven critical success factors based on a separate market channel basis. Senior management responsibilities and assignments are not allocated to specific market channels. Further, all merchandising, marketing, finance, and information technology management personnel support all operations of the company and are not allocated to specific market channels.

The CEO is the Company’s chief operating decision maker, and makes decisions regarding resources to grow the Company’s business revenue and profitability based upon the total enterprise factors listed above. Operational reporting reviewed by the chief operating decision-maker and executive management includes: gross revenues by channel- catalog , internet, and retail stores; combined inventory in the main warehouse by product, and related performance measures; catalog performance (which supports all channel revenues), and financial statements prepared on a total enterprise basis. A primary example is attached as Exhibit A.
Based on the Company’s operational processes and activities, discrete financial information is not used for the management of either market channel. As management has determined there is only one reportable segment, the Company has not applied the aggregation criteria of paragraph 17 and thus the Company has not outlined the disclosure requirements of paragraph 25 because they are not applicable to Dover.
We also note that Dover, as a smaller reporting company, is not obligated to report segment information in its MD&A presentations under Item 101(h) of Regulation S-K, as amended.
Revenue Recognition, page 50
11.	You disclose that revenues from merchandise sales are recognized at the time of shipment to catalog and internet customers. Please expand your disclosure to state when title transfers to the customer in these transactions. Supplementally, please explain to us how your accounting policy for catalog and internet sales complies with the delivery and performance requirements of SAB Topic 13:A. If shipping terms determine risk of loss during shipment and/or title transfer to the customer, please explain them to us and revise your disclosure to clarify these terms. Explain who is responsible if merchandise is damaged during the shipping process. If revenue on these sales is recognized prior to the transfer of title and delivery of the merchandise to the customer, please clarify how your policy complies with GAAP.
     In accordance with SAB 104, the Company recognizes revenues when all of the following criteria have been met:
1. Persuasive evidence of an arrangement exists
2. Delivery has occurred or services have been rendered
3. The Company’s price to the customer is fixed or determinable
4. Collectibility is reasonably assured.
For sales from retail stores, each of these conditions is met at the point of sale when the customer has selected the product, paid for it, and takes possession. The Company thus recognizes revenue for sales in its retail market channel at the point of sale.
For catalog and internet sales, each of these conditions is met at the time of shipment, for the reasons set forth below.
The Company ships product FOB – Shipping Point (the Company’s warehouse in Littleton, Ma). At the time of shipment (from the Company’s warehouse), the customer has paid for the merchandise, as well as the shipping, handling and insurance fees. Product title and risk of loss transfers to the customer upon such shipment. As a result, the Company is not responsible for merchandise damaged during the shipping process. The Company thus satisfies the delivery requirements of SAB Topic 13:A upon shipment (from the Company’s warehouse).

In future filings, the Company will revise its revenue recognition disclosures as follows: “Revenues from direct merchandise sales, including shipping and handling, are recognized at time of shipment to direct customers, when payment and delivery have occurred, and title and risk of loss have transferred. For retail channel customers, revenues from merchandise sales are recognized at the point of sale.”

SUMMARY
In summary, the Company states as follows:
A. We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
B. The Company believes that its Annual Report on Form 10-K for the fiscal year ended
December 31, 2007(the “Report”) complies in all material respects with pertinent laws and regulations; that the information therein is accurate and complete; and that the Report contains all material information relevant to an investor’s understanding of the Company’s business.
Respectfully submitted,
/s/ Michael W. Bruns
Chief Financial Officer
Attachment: Exhibit A

EXHIBIT A
Dover Saddlery, Inc.
Statements of Income

	CY 07 Year to Date
	Actual ( 12 months)		Reforecast		Var - Plan		Prior Year		Var - Pr.Yr.
	$	% Rev	$	% Rev	$	% Var	$	% Rev	$	% Var
Gross Sales — M.O.	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Gross Sales — Retail	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Sales Returns — M.O.	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Sales Returns — Retail	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Shipping Revenue	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Shipping Costs
Net Sales	0.00	100.0%	0.00	100.0%	0.00	0.0%	0.00	100.0%	0.00	0.0%

Merch. Costs — M.O.	0.00	0.0%	0.00	35.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Merch. Costs — Retail	0.00	0.0%	0.00	13.2%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Store Distribution Costs	0.00	0.0%	0.00	0.3%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Freight In — Retail	0.00	0.0%	0.00	0.6%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Freight Out	0.00	0.0%	0.00	6.6%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Freight In	0.00	0.0%	0.00	1.6%	0.00	0.0%	0.00	0.0%	0.00	0.0%
			0.00				0.00

Cost of Sales	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%

Gross Profit	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
GP %	0.0%		0.0%				0.0%

Operating Expenses:
Advertising	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Bank Fees	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Credit and Collection	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Catalog Costs	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Employee Fringe Benefits	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Computer Supplies	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Utilities	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Donations	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Dues and Subscriptions	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Computer — IS Systems	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Motor Vehicle	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Insurance	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Travel & Entertainment	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Bonus Plan	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Postage	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Professional Fees	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Rent — Equipment	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Recruiting	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Lease Expense — Property	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Repairs and Maintenance	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Waste Removal	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Salaries and Wages	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Temporary Help	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Samples Expense	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Packaging Supplies	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Supplies	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Taxes-Payroll	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Taxes-Real Estate	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Taxes-Other	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Telephone	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Trade Shows	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Travel	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Other Non-recurring Fee	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Moving Exp/Training	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Total Operating Expenses	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%

EBITDA	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%

Interest Expense	0.00	0.0%	0.00	1.9%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Amort — Stock-based comp.	0.00	0.0%	0.00	0.1%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Depreciation	0.00	0.0%	0.00	0.9%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Amortization	0.00	0.0%	0.00	0.1%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Income — Ops, before Tax	0.00	0.0%	0.00	1.4%	0.00	0.0%	0.00	0.0%	0.00	0.0%

Other Income:
Miscellaneous Income	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Interest Income	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Gain(Loss)- Sale of Assets	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%
Total Other Income	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%

Income before Taxes	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%

Provision for Taxes	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%

Net Income	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%